Exhibit 99.1

Cango Inc. Announces Fourth Amendment to Share-Settled Crypto Mining Assets Acquisitions

HONG KONG, June 23, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that it has entered into the fourth amendment (the “Fourth Amendment”) to the On-Rack Sales and Purchase Agreement (the “Purchase Agreement”) dated November 6, 2024 for the acquisitions of on-rack crypto mining machines with an aggregate hashrate of 18 Exahash per second through issuance of Class A ordinary shares of the Company to the sellers (the “Share-Settled Transactions”).

The Company announced signing of the Purchase Agreement on November 6, 2024, and amendments to the agreement on March 26, 2025, April 3, 2025 and June 4, 2025. The Fourth Amendment adjusted the split of hashrate represented by the crypto mining machines sold by certain sellers, including Golden TechGen Limited ("GT"), Fortune Peak Limited and Silver Crest Limited, and accordingly, adjusted the split of the number of Class A ordinary shares to be issued to these sellers at closing and the bonus shares that may be issued to these sellers upon the bonus triggering event as provided in the original Purchase Agreement. Upon closing of the Share-Settled Transactions as amended (and before completion of the transactions contemplated by the definitive agreement announced by the Company on June 2, 2025), GT, which is expected to be the largest seller in these transactions, will own approximately 19.85% of the Company’s total outstanding shares. The total hashrate represented by the crypto mining machines sold by all sellers, the total number of Class A ordinary shares of the Company to be issued to all sellers at the closing and the total number of bonus shares to be issued to all sellers upon the bonus triggering event remain unchanged.

The closing of the Share-Settled Transactions is subject to certain closing conditions that are yet to be satisfied or waived and the Company is working with the relevant parties towards the closing of the Share-Settled Transactions. There can be no assurance that the closing conditions will be satisfied nor that the Share-Settled Transactions will be completed before the contemplated closing date stipulated in the Purchase Agreement or at all.

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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